                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 5)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                      CALIFORNIA COASTAL COMMUNITIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.05 PER SHARE
                         (Title of Class of Securities)


                                    129915104
                                    ---------
                      (CUSIP Number of Class of Securities)

                               BRYAN J. BLANKFIELD
                            ASSISTANT GENERAL COUNSEL
                             WASTE MANAGEMENT, INC.
                         1001 FANNIN STREET, SUITE 4000
                              HOUSTON, TEXAS 77002
                                 (713) 746-1500
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                    COPY TO:

                               DALE B. TAUKE, ESQ.
                                WINSTON & STRAWN
                              35 WEST WACKER DRIVE
                                   SUITE 4200
                             CHICAGO, ILLINOIS 60601
                                 (312) 558-5600

                                  JUNE 1, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 129915104
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Waste Management, Inc. (as ultimate parent of Waste Management
           Holdings, Inc., Wheelabrator Technologies Inc. and Resco Holdings
           Inc.)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUND

         OO

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                             [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES         7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY      -----------------------------------------------------
  EACH PERSON WITH         8.      SHARED VOTING POWER - 0
                           -----------------------------------------------------
                           9.      SOLE DISPOSITIVE POWER - 0
                           -----------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 129915104
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Waste Management Holdings, Inc. (as parent corporation to Wheelabrator
         Technologies Inc. and Resco Holdings Inc.)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY    -------------------------------------------------------
  EACH PERSON WITH       8.      SHARED VOTING POWER - 0
                         -------------------------------------------------------
                         9.      SOLE DISPOSITIVE POWER - 0
                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 129915104
--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Wheelabrator Technologies Inc. (shares directly held plus shares indirectly held as sole stockholder of Resco Holdings Inc.)
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS

       OO
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES        7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY     ------------------------------------------------------
  EACH PERSON WITH        8.      SHARED VOTING POWER - 0
                          ------------------------------------------------------
                          9.      SOLE DISPOSITIVE POWER - 0
                          ------------------------------------------------------
                          10.     SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 129915104
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Resco Holdings Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES       7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY    -------------------------------------------------------
  EACH PERSON WITH       8.      SHARED VOTING POWER - 0
                         -------------------------------------------------------
                         9.      SOLE DISPOSITIVE POWER - 0
                         -------------------------------------------------------
                         10.     SHARED DISPOSITIVE POWER - 0
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
       0%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                  This amendment No. 5 to the Statement on Schedule 13D (this "Schedule") filed with the Securities and Exchange Commission on July 15, 1992, as amended by Amendment No. 1 filed on July 27, 1992, by Amendment No. 2 filed on December 10, 1993, Amendment No. 3 filed on December 15, 1993 and Amendment No. 4 filed on April 16, 1999. Other than as set forth herein, there have been no material changes in the information set forth in Items 1 through 7 of this Schedule as amended.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The last paragraph of Item 4 is amended to read as follows:

                  Pursuant to the Call/Put Agreement among the Company, Wheelabrator Technologies Inc. and Resco Holdings Inc. dated April 8, 1999, the Company had the right to require Wheelabrator Technologies Inc. and Resco Holdings Inc. to sell, and Wheelabrator Technologies Inc. and Resco Holdings Inc. had the right to require the Company to buy, 1,226,608 shares of Common Stock at $5.75 per share during the period commencing June 1, 1999 and terminating June 30, 1999. The Call/Put Agreement is incorporated into this Schedule by reference to Exhibit 2 of California Coastal Communities, Inc.
Schedule 13D Amendment No. 4 filed with the Securities and Exchange Commission on April 16, 1999. Wheelabrator Technologies Inc. sold, and caused Resco Holdings Inc. to sell, their respective shares of Common Stock pursuant to the Call/Put Agreement on June 1, 1999.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  Item 5 (a) of Amendment No. 4 is amended by deleting it in its entirety and replacing it with the following:

                   (a) As ultimate parent corporation to Wheelabrator Technologies Inc. and Resco Holdings Inc., Waste Management, Inc. may be deemed to own beneficially any shares of the Company's Common Stock owned beneficially by Wheelabrator Technologies Inc. or Resco Holdings Inc. As parent corporation to Wheelabrator Technologies Inc. and Resco Holdings Inc., Waste Management Holdings, Inc. may be deemed to own beneficially any shares of the Company's Common Stock beneficially owned by Wheelabrator Technologies Inc. or Resco Holdings Inc. As a result of the completion of the transaction described in
Item 4 above, on June 1, 1999, none of Waste Management, Inc., Waste Management Holdings, Inc., Wheelabrator Technologies Inc. or Resco Holdings, Inc. (the "Reporting Entities") beneficially own, directly or indirectly, any shares of the Company's Common Stock.

                  Item 5 (b) of Amendment No. 4 is amended by deleting it in its entirety and replacing it with the following:

                  (b) None of the Reporting Entities have: (i) any power to vote or direct the voting of shares of the Company's Common Stock or (ii) any power to dispose or direct the disposition of shares of the Company's Common Stock.

                  Item 5 (c) of Amendment No. 4 is amended by deleting it in its entirety and replacing it with the following:

                  (c) Except for the execution of the Call/Put Agreement and sale of the Company's Common Stock pursuant thereto, none of the Reporting Entities have effected a transaction involving the Common Stock of the Company in the past 60 days nor filed a Schedule 13D with respect to the Common Stock of the Company in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE COMPANY.


                  Item 6 is amended by adding the following:

                  Pursuant to the Call/Put Agreement, the Reporting Entities disposed of their entire interest in the Common Stock of the Company on June 1, 1999.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement between and among the Reporting Entities dated August 26, 1999, filed herewith

                  2. Call/Put Agreement among the Company, Wheelabrator Technologies Inc. and Resco Holdings Inc. dated April 8, 1999, incorporated by reference to Exhibit 2 to California Coastal Communities, Inc. Schedule 13D Amendment No. 4, filed April 16, 1999.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 26, 1999


                                       WASTE MANAGEMENT, INC.


                                       By: /s/ BRYAN J. BLANKFIELD
                                          --------------------------------------
                                          Name:  Bryan J. Blankfield
                                          Title: Assistant Secretary




                                       WASTE MANAGEMENT HOLDINGS, INC.


                                       By: /s/ BRYAN J. BLANKFIELD
                                          --------------------------------------
                                          Name:  Bryan J. Blankfield
                                          Title: Assistant Secretary




                                       WHEELABRATOR TECHNOLOGIES INC.


                                       By: /s/ BRYAN J. BLANKFIELD
                                          --------------------------------------
                                          Name:  Bryan J. Blankfield
                                          Title: Assistant Secretary




                                       RESCO HOLDINGS INC.

                                       By: /s/ BRYAN J. BLANKFIELD
                                          --------------------------------------
                                          Name:  Bryan J. Blankfield
                                          Title: Assistant Secretary

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
  1            Joint Filing Agreement between and among the Reporting Entities dated August 26, 1999, filed herewith

  2            Call/Put Agreement between the Company, Wheelabrator Technologies
               Inc. and Resco Holdings Inc. dated April 8, 1999, incorporated by reference to Exhibit 2 to California Coastal Communities, Inc.
               Schedule 13D Amendment No. 4, filed April 16, 1999.